UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2009

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 22 April 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	22 April 2009
Number	07/09

BHP BILLITON PRODUCTION REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2009

•	Solid operational performance reflecting proactive and prudent management in the face of weak demand.

•	Record year to date petroleum production was achieved. This was due to strong volume growth from the successful delivery of world class projects and excellent performance from operated facilities.

•

Iron ore achieved record year to date production due to the successful delivery of capacity expansions. Western Australia Iron Ore (Australia) continue to receive requests for deferral of long term contracts; however these deferred tonnes have been sold on the spot market.

•	Year to date production records at Western Australia Iron Ore and Saraji (all Australia), Alumar refinery and Samarco (both Brazil), Cerrejon Coal (Colombia) and Zamzama (Pakistan).

•	Following assessment by the Samarco management, production from Samarco’s pellet plants I and II restarted during the quarter.

•	Weather related interruptions impacted petroleum, iron ore, energy coal, nickel, silver and lead production.

Against a backdrop of weak demand, BHP Billiton achieved sound operational results, albeit with lower production compared to the December 2008 quarter. This quarter’s production reflects management’s proactive and decisive actions in response to the challenging market conditions. These actions include previously announced production curtailments in Samarco, Samancor Manganese and across our metallurgical coal operations.

In the medium term, we expect that market conditions will remain uncertain. Consistent with the way we have managed our business to date, all our operations will remain under review. We will continue to take appropriate actions in any business that is cash negative and set to remain so, or where there is lack of demand.

Our track record in taking difficult but prudent decisions has ensured that we have an exceptional portfolio of low cost and long life assets. This means that our margins are among the best in the sector. With our low financial and operational leverage and a strong balance sheet we are in a unique position to continue to invest in future growth and deliver long term value to our shareholders. We are also well placed to take advantage of opportunities in the market, but with our usual disciplined approach.

PETROLEUM	MAR 2009 YTD	MAR 2009 QTR	MAR YTD 09 vs MAR YTD 08	MAR Q09 vs MAR Q08	MAR Q09 vs DEC Q08
Crude Oil, Condensate and Natural Gas Liquids (‘000 bbl)	55,013	17,974	15%	-3%	-1%
Natural Gas (bcf)	267.69	82.19	-2%	-4%	-9%
Total Petroleum Products (million boe)	99.63	31.67	7%	-3%	-4%

Total Petroleum Production – Production for the nine months ended March 2009 was an all time record for the second consecutive year. This was due to strong volume growth from the successful delivery of world class projects and excellent performance from operated facilities.

Crude Oil, Condensate and Natural Gas Liquids – Production for the nine months ended March 2009 increased by 15 per cent reflecting the contribution from a series of growth projects in the Gulf of Mexico (USA) and Western Australia, and excellent performance from operated facilities. This was partly offset by natural field decline and weather related interruptions in the Gulf of Mexico and Western Australia.

During the quarter, Shenzi (USA) delivered first production three months ahead of schedule. However, Genghis Khan (USA) continued to be impacted by the third party infrastructure damage related to Hurricane Ike in the September 2008 quarter. In addition, Bass Strait (Australia) was impacted by the ethane export pipeline damaged in late December 2008. The export pipeline repair has been completed during March 2009.

Natural Gas – Production was lower than the December 2008 quarter mainly due to lower seasonal demand in Australia. This was partially offset by the contribution from North West Shelf Train 5 and Angel (Australia).

ALUMINIUM	MAR 2009 YTD	MAR 2009 QTR	MAR YTD 09 vs MAR YTD 08	MAR Q09 vs MAR Q08	MAR Q09 vs DEC Q08
Alumina (‘000 tonnes)	3,288	1,051	-3%	-4%	-8%
Aluminium (‘000 tonnes)	923	304	-7%	-4%	-2%

Alumina – Production declined across all comparative periods mainly due to calciner outages at Worsley (Australia), and scheduled maintenance activities at Paranam (Suriname).

Aluminium – Production for the nine months was only seven per cent lower than the comparative period, despite a 10 per cent mandatory reduction in power consumption across the Southern African operations.

BASE METALS	MAR 2009 YTD	MAR 2009 QTR	MAR YTD 09 vs MAR YTD 08	MAR Q09 vs MAR Q08	MAR Q09 vs DEC Q08
Copper (‘000 tonnes)	899.9	282.8	-9%	-14%	-8%
Lead (tonnes)	171,509	47,235	-14%	-30%	-28%
Zinc (tonnes)	119,028	39,397	18%	10%	4%
Silver (‘000 ounces)	30,545	8,730	-11%	-22%	-24%
Uranium Oxide Concentrate (Uranium) (tonnes)	2,853	883	-8%	-11%	3%

Copper – Production continued to be impacted by lower ore grade and reduced production from milling operations at Escondida. This was partly offset by the continued ramp up of Spence and higher production at Escondida.

A permanent solution to the electrical motor condition of the Laguna Seca SAG mill at Escondida is expected to be implemented during the September 2009 quarter. Total copper production at Escondida in the 2009 financial year is expected to decline by approximately 30 per cent compared to the 2008 financial year due to lower ore grade and operating conditions at the mill.

As announced in January 2009, the sulphide mining operation at Pinto Valley (USA) was placed on care and maintenance during February 2009.

Lead – Production was lower versus all comparative periods mainly due to reduced mill throughput and grade at Cannington (Australia). Cannington was impacted by the wet weather and flooding experienced in the March 2009 quarter and by lower grade.

Zinc – Production was higher than all comparative periods mainly due to a higher proportion of ores containing zinc and increased head grade at Antamina (Peru).

Silver – Production decreased across all comparative periods mainly due to lower silver head grade at Cannington and wet weather experienced in the March 2009 quarter.

Uranium – Production was lower than the quarter and nine months ended March 2008 due to lower grade at Olympic Dam (Australia). Production increased versus the December 2008 quarter reflecting higher grade and improved recoveries.

DIAMONDS & SPECIALTY PRODUCTS	MAR 2009 YTD	MAR 2009 QTR	MAR YTD 09 vs MAR YTD 08	MAR Q09 vs MAR Q08	MAR Q09 vs DEC Q08
Diamonds (‘000 carats)	2,318	951	-7%	53%	60%

Diamonds – Production for the nine months ended March 2009 decreased due to lower grade. Production was higher than the March 2008 and December 2008 quarters mainly due to an increase in ore processed and higher grades following changed ore sources. As Ekati (Canada) transitions from open pit mining to underground mining the mix of ore processed will change from time to time.

STAINLESS STEEL MATERIALS	MAR 2009 YTD	MAR 2009 QTR	MAR YTD 09 vs MAR YTD 08	MAR Q09 vs MAR Q08	MAR Q09 vs DEC Q08
Nickel (‘000 tonnes)	124.5	47.5	-1%	10%	-5%

Nickel – Production for the nine months to March 2009 was in line with the corresponding period. Production in the March 2009 quarter was 10 per cent higher than the March 2008 quarter, which was impacted by an industrial stoppage at Cerro Matoso (Colombia).

Production in the March 2009 quarter was lower than the December 2008 quarter mainly due to heavy rainfall impacting production at Yabulu (Australia), the cessation of processing Mixed Hydroxide Product from Ravensthorpe (Australia) and weather related constraints to the shipping of concentrate by Nickel West (Australia).

IRON ORE	MAR 2009 YTD	MAR 2009 QTR	MAR YTD 09 vs MAR YTD 08	MAR Q09 vs MAR Q08	MAR Q09 vs DEC Q08
Iron ore (‘000 tonnes)	87,367	28,188	6%	-1%	-4%

Iron Ore – Record production and shipments for the nine months ended March 2009 were achieved due to the successful delivery of expansion projects across all of our iron ore operations. However, production at Western Australia Iron Ore was impacted by tie-in activities related to growth projects and the temporary suspension of operations following safety incidents.

An extensive, independent expert investigation of safety systems at all Western Australia Iron Ore’s operations is underway. The review commenced in October 2008 and is due to be completed and presented to the State Mining Engineer by 30 April 2009.

Western Australia Iron Ore has received requests for deferral of long term contracts; however these deferred tonnes have been sold on the spot market. For the nine months ended March 2009, 72 per cent of Western Australia Iron Ore shipments on a wet metric tonne basis were based on annually agreed pricing.

Current quarter production at Western Australia Iron Ore was affected by cyclone interruptions and the temporary suspension of operations following safety incidents.

In response to weak demand, Samarco previously announced that two of its three pellet plants would be suspended from November 2008 to the end of March 2009. Following further assessment by the Samarco management, production from pellet plant I and II was restarted during the quarter. The continued operation of all three plants will be subject to ongoing assessment.

MANGANESE	MAR 2009 YTD	MAR 2009 QTR	MAR YTD 09 vs MAR YTD 08	MAR Q09 vs MAR Q08	MAR Q09 vs DEC Q08
Manganese Ore (‘000 tonnes)	3,975	733	-16%	-56%	-48%
Manganese Alloy (‘000 tonnes)	488	104	-17%	-46%	-43%

Manganese Ore – Production decreased versus all comparative periods, in line with previously announced production cuts. Production continued to be impacted by lower customer demand. In response to weaker market conditions, production in the 2009 financial year is expected to be approximately 30 per cent lower than the 2008 financial year.

Manganese Alloy – Production was lower across all periods as production cuts were implemented in response to weak demand. Expected reduction is 35 per cent when compared to the 2008 financial year.

METALLURGICAL COAL	MAR 2009 YTD	MAR 2009 QTR	MAR YTD 09 vs MAR YTD 08	MAR Q09 vs MAR Q08	MAR Q09 vs DEC Q08
Metallurgical Coal (‘000 tonnes)	26,956	7,596	3%	11%	-25%

Metallurgical Coal – Production was higher than the nine months and quarter ended March 2008 due to the full recovery from the significant Queensland flood events in early 2008 and ongoing operational improvements. Operations are now well positioned to respond to market conditions.

Production and shipments were lower than the December 2008 quarter in response to weaker market conditions. As announced in the previous report, production in the 2009 financial year is expected to be 10 to 15 per cent below current capacity on an annualised basis. We have been re-building depleted inventories and reducing activities as inventories approach normal levels.

ENERGY COAL	MAR 2009 YTD	MAR 2009 QTR	MAR YTD 09 vs MAR YTD 08	MAR Q09 vs MAR Q08	MAR Q09 vs DEC Q08
Energy Coal (‘000 tonnes) (a)	50,494	15,222	-1%	-7%	-8%

(a)	Excluding Optimum operation which was sold effective 1 July 2007.

Energy Coal – Production was in line with the nine months ended March 2008 period. The planned closure of the underground mining operations at Douglas Middelburg (South Africa) was partly offset by strong operational performance at Cerrejon Coal and Hunter Valley (Australia).

The March 2009 quarter was impacted by wet weather at Hunter Valley and Douglas Middelburg, as well as a planned longwall move at San Juan Coal (USA).

During the quarter Cerrejon Coal sales were impacted by planned maintenance at the port.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

This report together with the Exploration and Development Report represent the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. Other than the issue of US$3.25 billion in global bonds, as announced on 19 March 2009, there have been no significant changes in the financial position of the Group in the quarter ended 31 March 2009.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Peter Ogden, Media Relations Tel: +61 3 9609 2812 Mobile: +61 428 599 190 email: Peter.Ogden@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 email: Kelly.Quirke@bhpbilliton.com	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

South Africa Bronwyn Wilkinson, Investor and Media Relations Tel: +44 20 7802 4015 Mobile: +44 7500 785 892 email: Bronwyn.Wilkinson@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			YEAR TO DATE		% CHANGE
		MAR 2008	DEC 2008	MAR 2009	MAR 2009	MAR 2008	MAR YTD 09 vs MAR YTD 08	MAR Q09 vs MAR Q08
PETROLEUM

Crude oil & condensate	(‘000 bbl)	16,240	16,012	15,613	47,805	39,856	20%	-4%

Natural gas	(bcf)	85.76	90.23	82.19	267.69	272.65	-2%	-4%

Natural gas liquid	(‘000 bbl)	2,201	2,107	2,361	7,208	7,981	-10%	7%

Total Petroleum Products	(million boe)	32.73	33.16	31.67	99.63	93.27	7%	-3%
ALUMINIUM

Alumina	(‘000 tonnes)	1,095	1,139	1,051	3,288	3,405	-3%	-4%

Aluminium	(‘000 tonnes)	318	310	304	923	993	-7%	-4%
BASE METALS

Copper	(‘000 tonnes)	328.9	308.2	282.8	899.9	984.8	-9%	-14%

Lead	(tonnes)	67,885	66,022	47,235	171,509	199,950	-14%	-30%

Zinc	(tonnes)	35,970	37,870	39,397	119,028	101,036	18%	10%

Gold	(ounces)	37,515	45,790	42,327	129,868	123,542	5%	13%

Silver	(‘000 ounces)	11,221	11,515	8,730	30,545	34,251	-11%	-22%

Uranium oxide concentrate	(tonnes)	993	860	883	2,853	3,117	-8%	-11%

Molybdenum	(tonnes)	580	411	337	1,356	1,952	-31%	-42%
DIAMONDS AND SPECIALTY PRODUCTS

Diamonds	(‘000 carats)	620	594	951	2,318	2,485	-7%	53%
STAINLESS STEEL MATERIALS

Nickel	(‘000 tonnes)	43.0	50.2	47.5	124.5	125.3	-1%	10%
IRON ORE

Iron ore	(‘000 tonnes)	28,419	29,355	28,188	87,367	82,336	6%	-1%
MANGANESE

Manganese ore	(‘000 tonnes)	1,666	1,412	733	3,975	4,724	-16%	-56%

Manganese alloy	(‘000 tonnes)	192	181	104	488	585	-17%	-46%
METALLURGICAL COAL

Metallurgical coal	(‘000 tonnes)	6,846	10,150	7,596	26,956	26,061	3%	11%
ENERGY COAL

Energy coal (a)	(‘000 tonnes)	16,386	16,476	15,222	50,494	50,845	-1%	-7%

(a)	Excluding Optimum which was disposed effective 1 July 2007.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED					YEAR TO DATE
		MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	MAR 2009	MAR 2008
PETROLEUM
Production
Crude oil & condensate (‘000 bbl)		16,240	17,588	16,180	16,012	15,613	47,805	39,856

Natural gas (bcf)		85.76	95.37	95.27	90.23	82.19	267.69	272.65

NGL (‘000 bbl) (a)		2,201	2,743	2,740	2,107	2,361	7,208	7,981

Total Petroleum Products (million boe)		32.73	36.23	34.80	33.16	31.67	99.63	93.27

ALUMINIUM
ALUMINA
Production (‘000 tonnes)

Worsley	86%	712	768	733	756	688	2,177	2,267

Suriname	45%	247	240	241	242	226	709	743

Alumar	36%	136	141	124	141	137	402	395

Total		1,095	1,149	1,098	1,139	1,051	3,288	3,405

ALUMINIUM
Production (‘000 tonnes)

Hillside	100%	167	170	175	176	174	525	525

Bayside	100%	44	29	25	25	24	74	139

Alumar	40%	45	45	45	44	44	133	133

Mozal	47%	62	61	64	65	62	191	196

Total		318	305	309	310	304	923	993

BASE METALS (b)
COPPER
Payable metal in concentrate (‘000 tonnes)

Escondida	57.5%	157.0	178.2	116.8	102.7	86.6	306.1	501.3

Antamina	33.8%	24.1	30.8	28.4	28.6	25.7	82.7	80.9

Pinto Valley (c)	100%	9.6	12.0	14.2	14.7	4.4	33.3	14.8

Total		190.7	221.0	159.4	146.0	116.7	422.1	597.0

Cathode (‘000 tonnes)

Escondida	57.5%	30.1	40.3	35.6	42.1	45.0	122.7	91.3

Cerro Colorado	100%	28.7	27.3	21.8	26.3	26.5	74.6	79.1

Spence	100%	41.6	43.0	35.7	44.5	47.7	127.9	99.7

Pinto Valley (c)	100%	1.8	1.6	1.6	1.7	1.5	4.8	5.3

Olympic Dam	100%	36.0	57.5	54.8	47.6	45.4	147.8	112.4

Total		138.2	169.7	149.5	162.2	166.1	477.8	387.8

LEAD
Payable metal in concentrate (tonnes)

Cannington	100%	67,505	52,601	57,768	65,622	46,259	169,649	198,947

Antamina	33.8%	380	575	484	400	976	1,860	1,003

Total		67,885	53,176	58,252	66,022	47,235	171,509	199,950

ZINC
Payable metal in concentrate (tonnes)

Cannington	100%	13,735	17,244	14,449	14,199	12,943	41,591	43,725

Antamina	33.8%	22,235	26,210	27,312	23,671	26,454	77,437	57,311

Total		35,970	43,454	41,761	37,870	39,397	119,028	101,036

GOLD
Payable metal in concentrate (ounces)

Escondida	57.5%	17,660	17,501	14,391	17,840	17,496	49,727	62,230

Olympic Dam (refined gold)	100%	18,555	20,505	27,360	27,950	23,331	78,641	60,012

Pinto Valley (c)	100%	1,300	—	—	—	1,500	1,500	1,300

Total		37,515	38,006	41,751	45,790	42,327	129,868	123,542

SILVER
Payable metal in concentrate (‘000 ounces)

Escondida	57.5%	790	821	668	738	673	2,079	2,783

Antamina	33.8%	803	994	932	915	1,003	2,850	2,511

Cannington	100%	9,421	7,181	8,391	9,565	6,802	24,758	28,304

Olympic Dam (refined silver)	100%	169	179	244	234	200	678	601

Pinto Valley (c)	100%	38	61	65	63	52	180	52

Total		11,221	9,236	10,300	11,515	8,730	30,545	34,251

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)

Olympic Dam	100%	993	1,027	1,110	860	883	2,853	3,117

Total		993	1,027	1,110	860	883	2,853	3,117

MOLYBDENUM
Payable metal in concentrate (tonnes)

Antamina	33.8%	580	590	514	365	318	1,197	1,952

Pinto Valley (c)	100%	—	—	94	46	19	159	—

Total		580	590	608	411	337	1,356	1,952

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production (‘000 carats)

Ekati™	80%	620	864	773	594	951	2,318	2,485
STAINLESS STEEL MATERIALS
NICKEL
Production (‘000 tonnes)

CMSA	99.9%	7.8	10.1	10.7	13.0	13.1	36.8	31.7

Yabulu	100%	6.2	10.3	9.1	9.5	7.5	26.1	17.7

Nickel West	100%	29.0	22.2	7.0	27.7	26.9	61.6	75.9

Total		43.0	42.6	26.8	50.2	47.5	124.5	125.3

IRON ORE
Production (‘000 tonnes) (d)

Mt Newman Joint Venture	85%	7,265	7,013	7,210	7,006	6,440	20,656	23,316

Goldsworthy Joint Venture	85%	386	251	232	346	558	1,136	690

Area C Joint Venture	85%	7,114	8,626	9,209	8,716	9,181	27,106	18,504

Yandi Joint Venture	85%	10,061	10,623	8,961	10,026	9,370	28,357	29,654

Jimblebar	85%	1,660	1,054	1,461	1,040	1,070	3,571	4,065

Samarco	50%	1,933	2,357	2,751	2,221	1,569	6,541	6,107

Total		28,419	29,924	29,824	29,355	28,188	87,367	82,336

MANGANESE
MANGANESE ORES
Saleable production (‘000 tonnes)

South Africa (e)	60%	877	882	929	755	351	2,035	2,158

Australia (e)	60%	789	969	901	657	382	1,940	2,566

Total		1,666	1,851	1,830	1,412	733	3,975	4,724

MANGANESE ALLOYS
Saleable production (‘000 tonnes)

South Africa (e) (f)	60%	125	124	133	112	51	296	389

Australia (e)	60%	67	66	70	69	53	192	196

Total		192	190	203	181	104	488	585

METALLURGICAL COAL
Production (‘000 tonnes) (g)

BMA	50%	4,232	6,508	6,384	6,781	5,165	18,330	16,287

BHP Mitsui Coal (h)	80%	847	1,306	1,633	1,771	549	3,953	3,827

Illawarra	100%	1,767	1,318	1,193	1,598	1,882	4,673	5,947

Total		6,846	9,132	9,210	10,150	7,596	26,956	26,061

ENERGY COAL
Production (‘000 tonnes)

South Africa	100%	11,129	10,960	9,009	8,031	6,929	23,969	34,112

USA	100%	2,636	4,834	4,005	3,017	2,907	9,929	8,818

Australia	100%	2,965	2,934	2,975	2,993	2,768	8,736	8,842

Colombia	33%	2,553	2,625	2,807	2,435	2,618	7,860	7,743

Total		19,283	21,353	18,796	16,476	15,222	50,494	59,515

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Metal production is reported on the basis of payable metal.
(c)	The Pinto Valley operations were restarted during the December 2007 quarter. During February 2009 the operations were placed on care and maintenance.
(d)	Iron ore production is reported on a wet tonnes basis.
(e)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(f)	Production includes Medium Carbon Ferro Manganese.
(g)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	MAR 2009	MAR 2008
PETROLEUM
BHP Billiton attributable production unless otherwise stated.
CRUDE OIL & CONDENSATE (‘000 barrels)
Bass Strait	2,918	3,184	3,412	3,230	3,057	9,699	9,659
North West Shelf (a)	1,912	2,153	2,115	2,434	2,150	6,699	6,937
Stybarrow (b)	2,979	3,527	3,376	2,720	1,843	7,939	3,996
Other Australia (c)	157	263	206	185	158	549	667
Atlantis (d)	3,320	3,471	2,232	2,319	2,449	7,000	3,935
Shenzi (e)	194	322	186	—	49	235	226
Trinidad /Tobago	946	879	705	568	542	1,815	3,056
Other Americas (f)	1,160	1,310	1,561	2,025	2,016	5,602	3,173
UK	935	836	680	777	796	2,253	2,804
Algeria	1,628	1,555	1,624	1,664	2,457	5,745	5,167
Pakistan	91	88	83	90	96	269	236

Total	16,240	17,588	16,180	16,012	15,613	47,805	39,856

NATURAL GAS (billion cubic feet) (d)
Bass Strait	22.44	33.31	37.08	25.12	17.02	79.22	90.62
North West Shelf (a)	26.43	26.76	27.01	31.79	31.63	90.43	81.73
Other Australia (c)	7.45	6.65	7.33	6.35	6.75	20.43	23.62
Atlantis (d)	1.54	2.07	1.25	1.16	1.32	3.73	1.66
Shenzi (e)	0.06	0.07	0.04	—	—	0.04	0.07
Other Americas (f)	1.95	2.05	1.74	1.68	2.09	5.51	6.00
UK	12.32	11.32	7.51	9.70	8.95	26.16	33.89
Pakistan	13.57	13.14	13.31	14.43	14.43	42.17	35.06

Total	85.76	95.37	95.27	90.23	82.19	267.69	272.65

NGL (‘000 barrels)
Bass Strait	1,571	2,056	2,149	1,352	982	4,483	5,699
North West Shelf (a)	300	343	364	402	416	1,182	1,155
UK	109	116	41	89	31	161	310
Algeria	221	228	186	264	932	1,382	817
Total	2,201	2,743	2,740	2,107	2,361	7,208	7,981

TOTAL PETROLEUM PRODUCTS	32.73	36.23	34.80	33.16	31.67	99.63	93.27

(million barrels of oil equivalent) (g)

(a)	North West Shelf LNG Train 5 was commissioned during the September 2008 quarter.
(b)	The Stybarrow operation was commissioned during the December 2007 quarter.
(c)	Other Australia includes Griffin and Minerva.
(d)	The Atlantis operation was commissioned during the December 2007 quarter.
(e)	The Genghis Khan operation was commissioned during the December 2007 quarter and is reported in Shenzi. The Shenzi operation was commissioned during the March 2009 quarter.
(f)	Other Americas includes Neptune, Mad Dog, West Cameron 76, Mustang, Genesis and Starlifter. The Neptune operation was commissioned during the September 2008 quarter.
(g)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	MAR 2009	MAR 2008

ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
ALUMINA
Production
Worsley, Australia	712	768	733	756	688	2,177	2,267
Paranam, Suriname	247	240	241	242	226	709	743
Alumar, Brazil	136	141	124	141	137	402	395

Total	1,095	1,149	1,098	1,139	1,051	3,288	3,405

Sales
Worsley, Australia	683	703	781	763	683	2,227	2,278
Paranam, Suriname	246	261	216	252	218	686	755
Alumar, Brazil	135	137	128	140	110	378	394

Total (a)	1,064	1,101	1,125	1,155	1,011	3,291	3,427

ALUMINIUM
Production
Hillside, South Africa	167	170	175	176	174	525	525
Bayside, South Africa	44	29	25	25	24	74	139
Alumar, Brazil	45	45	45	44	44	133	133
Mozal, Mozambique	62	61	64	65	62	191	196

Total	318	305	309	310	304	923	993

Sales
Hillside, South Africa	159	183	160	185	173	518	504
Bayside, South Africa	48	29	24	24	26	74	148
Alumar, Brazil	43	47	37	50	48	135	134
Mozal, Mozambique	57	73	36	105	41	182	185

Total	307	332	257	364	288	909	971

Tolling Agreement (a)	30	34	31	27	40	98	96

	337	366	288	391	328	1,007	1,067

(a)	Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages are allocated to equity sales.

PRODUCTION AND SHIPMENT REPORT

			QUARTER ENDED					YEAR TO DATE
			MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	MAR 2009	MAR 2008

BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile

Material mined (100%)	(‘000 tonnes	)	102,566	103,253	99,375	100,544	97,357	297,276	273,880

Sulphide ore milled (100%)	(‘000 tonnes	)	22,029	24,491	20,416	22,516	21,381	64,313	66,212
Average copper grade	(%	)	1.56%	1.55%	1.32%	1.04%	0.93%	1.09%	1.64%

Production ex Mill (100%)	(‘000 tonnes	)	285.0	312.7	208.6	186.3	156.4	551.3	907.0
Production

Payable copper	(‘000 tonnes	)	157.0	178.2	116.8	102.7	86.6	306.1	501.3

Payable gold concentrate	(fine ounces	)	17,660	17,501	14,391	17,840	17,496	49,727	62,230

Copper cathode (EW)	(‘000 tonnes	)	30.1	40.3	35.6	42.1	45.0	122.7	91.3

Payable silver concentrate	(‘000 ounces	)	790	821	668	738	673	2,079	2,783

Sales

Payable copper	(‘000 tonnes	)	160.6	178.4	118.2	93.8	93.0	305.0	496.5

Payable gold concentrate	(fine ounces	)	18,190	17,477	14,521	16,377	19,050	49,948	62,305

Copper cathode (EW)	(‘000 tonnes	)	32.3	41.6	31.2	41.8	45.6	118.6	87.8

Payable silver concentrate	(‘000 ounces	)	813	820	666	678	732	2,076	2,766

Cerro Colorado, Chile

Material mined	(‘000 tonnes	)	16,769	17,107	16,526	18,598	17,927	53,051	51,662

Ore milled	(‘000 tonnes	)	4,437	4,599	4,594	4,379	4,405	13,378	13,125

Average copper grade	(%	)	0.80%	0.85%	0.86%	0.86%	0.86%	0.86%	0.89%

Production

Copper cathode (EW)	(‘000 tonnes	)	28.7	27.3	21.8	26.3	26.5	74.6	79.1

Sales

Copper cathode (EW)	(‘000 tonnes	)	28.5	29.8	22.9	26.2	26.5	75.6	76.5

Spence, Chile

Material mined	(‘000 tonnes	)	20,335	20,065	18,738	20,562	19,505	58,805	57,076

Ore milled	(‘000 tonnes	)	3,918	4,255	4,490	4,154	4,300	12,944	12,383

Average copper grade	(%	)	1.48%	1.85%	2.18%	1.66%	1.51%	1.79%	1.55%

Production

Copper cathode (EW)	(‘000 tonnes	)	41.6	43.0	35.7	44.5	47.7	127.9	99.7

Sales

Copper cathode (EW)	(‘000 tonnes	)	39.9	51.3	34.6	43.3	45.1	123.0	93.4

Antamina, Peru

Material mined (100%)	(‘000 tonnes	)	29,095	29,336	30,026	28,111	27,060	85,197	91,529

Sulphide ore milled (100%)	(‘000 tonnes	)	6,518	7,729	8,133	8,058	7,853	24,044	21,817

Average head grades
- Copper	(%	)	1.21%	1.38%	1.15%	1.25%	1.22%	1.21%	1.27%
- Zinc	(%	)	1.55%	1.46%	1.54%	1.33%	1.57%	1.48%	1.13%

Production

Payable copper	(‘000 tonnes	)	24.1	30.8	28.4	28.6	25.7	82.7	80.9

Payable zinc	(tonnes	)	22,235	26,210	27,312	23,671	26,454	77,437	57,311

Payable silver	(‘000 ounces	)	803	994	932	915	1,003	2,850	2,511

Payable lead	(tonnes	)	380	575	484	400	976	1,860	1,003

Payable molybdenum	(tonnes	)	580	590	514	365	318	1,197	1,952

Sales

Payable copper	(‘000 tonnes	)	20.4	33.5	26.7	29.4	28.7	84.8	81.5

Payable zinc	(tonnes	)	16,630	29,385	26,402	27,024	24,457	77,883	54,394

Payable silver	(‘000 ounces	)	512	940	719	844	754	2,317	2,148

Payable lead	(tonnes	)	261	461	387	518	207	1,112	735

Payable molybdenum	(tonnes	)	531	837	482	398	382	1,262	1,798

Cannington, Australia

Material mined	(‘000 tonnes	)	698	821	724	863	824	2,411	2,330

Ore milled	(‘000 tonnes	)	726	658	824	817	628	2,269	2,142
Average head grades

- Silver	(g/t	)	472	397	384	438	398	407	480
- Lead	(%	)	10.7%	9.2%	8.3%	9.5%	8.8%	8.9%	10.6%
- Zinc	(%	)	3.2%	3.8%	3.0%	3.1%	3.3%	3.1%	3.3%

Production

Payable silver	(‘000 ounces	)	9,421	7,181	8,391	9,565	6,802	24,758	28,304

Payable lead	(tonnes)	67,505	52,601	57,768	65,622	46,259	169,649	198,947

Payable zinc	(tonnes)	13,735	17,244	14,449	14,199	12,943	41,591	43,725

Sales

Payable silver	(‘000 ounces)	7,727	8,918	9,507	9,958	5,490	24,955	25,718

Payable lead	(tonnes)	53,167	62,997	64,980	67,467	36,945	169,392	177,640

Payable zinc	(tonnes)	9,629	17,710	16,949	10,990	11,195	39,134	38,463

Olympic Dam, Australia

Material mined (a)	(‘000 tonnes)	2,333	2,397	2,628	2,419	2,415	7,462	7,277

Ore milled	(‘000 tonnes)	2,225	2,570	2,518	2,456	2,301	7,275	7,016

Average copper grade	(%)	1.86%	2.06%	2.08%	1.80%	1.83%	1.91%	1.85%

Average uranium grade	kg/t	0.59	0.58	0.56	0.50	0.52	0.53	0.60

Production

Copper cathode (ER)	(‘000 tonnes)	32.9	53.1	51.9	44.6	42.7	139.2	103.7

Copper cathode (EW)	(‘000 tonnes)	3.1	4.4	2.9	3.0	2.7	8.6	8.7

Uranium oxide concentrate	(tonnes)	993	1,027	1,110	860	883	2,853	3,117

Refined gold	(fine ounces)	18,555	20,505	27,360	27,950	23,331	78,641	60,012

Refined silver	(‘000 ounces)	169	179	244	234	200	678	601

Sales

Copper cathode (ER)	(‘000 tonnes)	31.9	52.0	49.5	48.3	42.7	140.5	103.6

Copper cathode (EW)	(‘000 tonnes)	2.3	4.3	3.3	2.8	2.7	8.8	7.9

Uranium oxide concentrate	(tonnes)	1,182	1,610	868	1,262	829	2,959	2,090

Refined gold	(fine ounces)	19,767	19,556	26,121	26,383	24,298	76,802	61,645

Refined silver	(‘000 ounces)	173	185	232	250	79	561	602

(a)	Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA

Production

Copper concentrate (a)	(‘000 tonnes)	9.6	12.0	14.2	14.7	4.4	33.3	14.8

Copper cathode (EW)	(‘000 tonnes)	1.8	1.6	1.6	1.7	1.5	4.8	5.3

Payable silver (a)	(‘000 ounces)	38	61	65	63	52	180	52

Payable gold (a)	(ounces)	1,300	—	—	—	1,500	1,500	1,300

Payable molybdenum	(tonnes)			94	46	19	159	—

Sales

Copper concentrate	(‘000 tonnes)	7.9	12.4	14.0	13.0	10.5	37.5	10.5

Copper cathode (EW)	(‘000 tonnes)	4.0	1.4	1.6	1.4	1.5	4.5	5.8

Payable silver	(‘000 ounces)	38	61	65	63	52	180	52

Payable gold	(ounces)	1,300	—	—	—	1,500	1,500	1,300

Payable molybdenum	(tonnes)			15	44	100	159	—

(a)	Production restarted during the December 2007 quarter. During February 2009 the operations were placed on care and maintenance.

PRODUCTION AND SHIPMENT REPORT

			QUARTER ENDED					YEAR TO DATE
			MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	MAR 2009	MAR 2008
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.
DIAMONDS
EkatiTM Canada
Ore Processed (100%)	(‘000 tonnes	)	967	1,356	1,192	910	1,250	3,352	3,056
Production	(‘000 carats	)	620	864	773	594	951	2,318	2,485

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	MAR 2009	MAR 2008
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
NICKEL
CMSA, Colombia
Production	7.8	10.1	10.7	13.0	13.1	36.8	31.7
Sales	13.6	8.2	10.7	11.0	11.6	33.3	33.7
Yabulu, Australia (a)
Production
Nickel metal	6.2	10.3	9.1	9.5	7.5	26.1	17.7
Cobalt	0.3	0.5	0.4	0.4	0.2	1.0	1.2
Sales
Nickel metal	6.5	9.7	7.2	9.4	9.1	25.7	18.1
Cobalt	0.4	0.5	0.4	0.3	0.3	1.0	1.3
Nickel West, Australia
Production
Nickel contained in concentrate	1.3	2.8	6.4	5.4	4.5	16.3	2.5
Nickel contained in finished matte	10.3	4.9	0.6	10.8	6.1	17.5	22.7
Nickel metal	17.4	14.5	—	11.5	16.3	27.8	50.7

Nickel production	29.0	22.2	7.0	27.7	26.9	61.6	75.9

Sales
Nickel contained in concentrate	0.6	3.8	6.1	5.6	4.3	16.0	1.5
Nickel contained in finished matte	9.4	7.2	—	10.2	5.9	16.1	25.1
Nickel metal	15.7	20.7	4.7	6.6	15.1	26.4	44.8

Nickel sales	25.7	31.7	10.8	22.4	25.3	58.5	71.4

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	MAR 2009	MAR 2008
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	7,265	7,013	7,210	7,006	6,440	20,656	23,316
Goldsworthy Joint Venture	386	251	232	346	558	1,136	690
Area C Joint Venture	7,114	8,626	9,209	8,716	9,181	27,106	18,504
Yandi Joint Venture	10,061	10,623	8,961	10,026	9,370	28,357	29,654
Jimblebar	1,660	1,054	1,461	1,040	1,070	3,571	4,065

Total (BHP Billiton share)	26,486	27,567	27,073	27,134	26,619	80,826	76,229

Total production (100%)	31,160	32,432	31,851	31,922	31,316	95,089	89,682
Shipments
Lump	7,603	8,282	9,172	7,598	8,163	24,933	20,858
Fines	19,714	19,882	19,013	18,917	19,486	57,416	56,540

Total (BHP Billiton share)	27,317	28,164	28,185	26,515	27,649	82,349	77,398

Total sales (100%)	32,138	33,134	33,159	31,194	32,528	96,881	91,057

(a)	Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	1,933	2,357	2,751	2,221	1,569	6,541	6,107
Shipments	1,589	2,234	2,836	1,808	1,428	6,072	5,755

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	MAR 2009	MAR 2008
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
MANGANESE ORE
South Africa (a)
Saleable production	877	882	929	755	351	2,035	2,158
Sales	676	933	917	490	221	1,628	2,043
Australia (a)
Saleable production	789	969	901	657	382	1,940	2,566
Sales	850	1,021	872	323	442	1,637	2,705
MANGANESE ALLOY
South Africa (a) (b)
Saleable production	125	124	133	112	51	296	389
Sales	122	136	106	56	54	216	369
Australia (a)
Saleable production	67	66	70	69	53	192	196
Sales	57	61	56	57	36	149	176

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	MAR 2009	MAR 2008
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,345	1,510	1,457	1,239	1,165	3,861	4,122
Goonyella	1,117	1,738	1,699	1,915	1,346	4,960	4,299
Peak Downs	849	1,121	914	1,103	1,105	3,122	2,973
Saraji	376	853	1,104	1,027	651	2,782	2,043
Norwich Park	306	642	439	605	427	1,471	1,384
Gregory Joint Venture	239	644	771	892	471	2,134	1,466

BMA total	4,232	6,508	6,384	6,781	5,165	18,330	16,287

BHP Mitsui Coal (b)
South Walker Creek	438	617	1,049	943	386	2,378	2,245
Poitrel	409	689	584	828	163	1,575	1,582

BHP Mitsui Coal total	847	1,306	1,633	1,771	549	3,953	3,827

Queensland total	5,079	7,814	8,017	8,552	5,714	22,283	20,114

Shipments
Coking coal	3,790	5,274	5,923	5,590	4,703	16,216	15,144
Weak coking coal	1,726	1,442	1,961	1,547	1,041	4,549	5,360
Thermal coal	497	491	462	297	253	1,012	1,341

Total	6,013	7,207	8,346	7,434	5,997	21,777	21,845

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,767	1,318	1,193	1,598	1,882	4,673	5,947
Shipments
Coking coal	1,549	1,097	895	1,195	1,637	3,727	5,306
Thermal coal	194	157	160	166	346	672	683

Total	1,743	1,254	1,055	1,361	1,983	4,399	5,989

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2008	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	MAR 2009	MAR 2008
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
South Africa (a)
Production	11,129	10,960	9,009	8,031	6,929	23,969	34,112
Sales
Export	3,119	3,989	2,329	2,945	1,672	6,946	11,595
Local utility	7,430	7,381	7,066	6,212	5,529	18,807	21,844
Inland	190	487	376	123	97	596	787

Total	10,739	11,857	9,771	9,280	7,298	26,349	34,226

(a)	Comparative periods include production from the South African Optimum operations, which was sold effective from 1 July 2007.

New Mexico, USA
Production
Navajo Coal	1,800	2,286	2,064	1,923	1,950	5,937	5,247
San Juan Coal	836	2,548	1,941	1,094	957	3,992	3,571

Total	2,636	4,834	4,005	3,017	2,907	9,929	8,818

Sales - local utility	2,573	3,207	3,660	3,605	3,172	10,437	9,520
Hunter Valley, Australia
Production	2,965	2,934	2,975	2,993	2,768	8,736	8,842
Sales
Export	1,842	2,549	1,849	2,242	2,360	6,451	5,157
Inland	791	512	946	650	764	2,360	2,955

Total	2,633	3,061	2,795	2,892	3,124	8,811	8,112

Cerrejon Coal, Colombia
Production	2,553	2,625	2,807	2,435	2,618	7,860	7,743
Sales - export	2,534	2,547	2,593	2,829	2,409	7,831	7,629